Exhibit 3.2

UNOFFICIAL TRANSLATION

DEED OF INCORPORATION

LYB INTERNATIONAL FINANCE II B.V.

On the twenty-eighth day of January two thousand and sixteen appears before me, Johannes Daniël Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam:

Nathalia Christina Dymphna van Wiggen, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in Amsterdam, the Netherlands, with address at: 1082 MD Amsterdam, the Netherlands, Claude Debussylaan 80, born in Harderwijk on the twenty-fifth day of July nineteen hundred and eighty-nine, who is acting for the purpose hereof as attorney authorised in writing of: LyondellBasell Industries N.V., a limited liability company, with corporate seat in Rotterdam, the Netherlands, and address at: Fourth floor, One Vine Street, W1J 0AH London, United Kingdom, number Dutch Trade Register: 24473890, UK Company Registration Number: FC031430 (the “Incorporator”). The person appearing declares that the Incorporator incorporates a private company with limited liability, which shall be governed by the following

ARTICLES OF ASSOCIATION:

Chapter 1

Definitions.

Article 1.

In the articles of association the following terms shall have the meaning as defined below:

annual accounts	:	the annual accounts referred to in section 2:361 CC;

annual statement of accounts	:	the annual accounts and, if applicable, the management report as well as the additional information referred to in section 2:392 CC;

CC	:	the Dutch Civil Code;

company	:	the private company with limited liability which organisation is laid down in these articles of association;

general meeting	:	the corporate body that consists of shareholders with voting rights and all other persons entitled to vote / the meeting in which all persons entitled to attend general meetings assemble;

management report	:	the management report referred to in section 2:391 CC;

meeting rights	:	the right to, either in person or by proxy authorised in writing, attend the general meeting and to address such meeting;

persons entitled to attend general meetings	:	shareholders, as well as holders of a right of usufruct and holders of a right of pledge with meeting rights;

persons entitled to vote	:	shareholders with voting rights, as well as holders of a right of usufruct and holders of a right of pledge with voting rights;

share	:	a share in the share capital of the company;

subsidiary	:	a subsidiary as referred to in section 2:24a CC.

Chapter 2

Name. Corporate seat.

Article 2.1.

The name of the company is: LYB International Finance II B.V.

Its corporate seat is in Rotterdam.

Objects.

Article 2.2.

The objects of the company are to conduct, for itself or for others, transactions in the nature of hedging, to issue bonds as well as to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, furthermore to finance third parties, either within or outside the LyondellBasell-group, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

Chapter 3

Share structure.

Article 3.1.

3.1.1.	The capital of the company consists of one or more shares of one United States dollar cent (USD 0.01) each.

3.1.2.	The shares shall be in registered form and shall be consecutively numbered from 1 onwards.

3.1.3.	No share certificates shall be issued.

Issue of shares.

Article 3.2.

3.2.1.	The general meeting resolves on the issue of shares and shall determine the issue price, as well as the further terms and conditions of the issue.

3.2.2.	Shares shall never be issued at an issue price below the par value of the shares to be issued.

3.2.3.	Shares shall be issued by notarial deed in accordance with the provisions of section 2:196 CC.

Payment for shares.

Article 3.3.

3.3.1.	Payment must be made in cash, providing no alternative contribution has been agreed.

3.3.2.	Payment in a currency other than the par value is subject to the company’s consent.

Pre-emptive rights.

Article 3.4.

A shareholder has no pre-emptive rights upon an issue of shares or upon a grant of rights to subscribe for shares.

Chapter 4

Profit and loss. Distributions on shares.

Article 4.1.

4.1.1.	The general meeting is authorised to appropriate the profits that follow from the adoption of the annual accounts or to determine how a deficit will be accounted for as well as to resolve upon interim distributions from the profits or distributions from the reserves, provided that the company’s equity exceeds the total amount of the reserves to be maintained pursuant to the law. A resolution to distribute profits or reserves is subject to the approval of the managing board. The managing board shall only withhold its approval if it knows or should reasonably expect that following the distribution the company cannot continue to pay its debts due.

4.1.2.	Shares which the company holds in its own share capital shall not be taken into account for the purpose of determining how the amount to be distributed on shares is to be divided, unless such shares are subject to a right of usufruct or a right of pledge in favour of a third party as a result of which the profit entitlement vests in the holder of the right of usufruct or the holder of the right of pledge.

4.1.3.	A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by law.

4.1.4.	Distributions shall be due and payable on the date set by the general meeting.

4.1.5.	Distributions which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the company.

4.1.6.	The general meeting may resolve that distributions shall be distributed in whole or in part in a form other than cash.

Acquisition of shares.

Article 4.2.

4.2.1.	The managing board, with due observance of the applicable relevant statutory provisions, resolves on the acquisition by the company of fully paid-up shares. Acquisition by the company of non-paid up shares is null and void.

4.2.2.	Acquisition of own shares is not permitted if and in so far as a result of such acquisition not at least one share is held by a person other than the company or a subsidiary.

4.2.3.	The provisions of section 2:207a, subsection 2 CC apply in the event of an acquisition by the company by way of universal title of succession of all shares as a result of which the company together with its subsidiaries holds all shares.

Chapter 5

Share transfer restrictions.

Article 5.1.

The transfer of shares is not restricted as referred to in section 2:195 CC.

Chapter 6

Shareholders’ register.

Article 6.1.

6.1.1.	The managing board shall keep a register in accordance with the requirements as referred to in section 2:194 CC.

6.1.2.	The managing board shall make the register available at the office of the company for inspection by the persons entitled to attend general meetings.

Notices and notifications.

Article 6.2.

Notices of meetings and notifications to persons entitled to attend general meetings shall be given in writing to the addresses stated in the shareholders’ register. With the consent of the persons entitled to attend general meetings notices of meetings and notifications may be given to him by sending an e-mail.

Notifications to the managing board or to persons referred to in article 7.1.3 shall be given in writing to the company’s address, or by e-mail to the address provided for this purpose.

Depositary receipt holders.

Article 6.3.

No meeting rights can be attached to depositary receipts.

Right of pledge.

Article 6.4.

6.4.1.	A right of pledge may be established on shares.

6.4.2.	The voting rights attached to shares can be granted to the holders of a right of pledge. Holders of a right of pledge with voting rights have meeting rights. Holders of a right of pledge without voting rights do not have meeting rights.

6.4.3.	Shareholders who as a result of a right of pledge do not have voting rights, have meeting rights.

Right of usufruct.

Article 6.5.

6.5.1.	A right of usufruct may be established on shares.

6.5.2.	The voting rights attached to shares can be granted to the holders of a right of usufruct. Holders of a right of usufruct with voting rights have meeting rights. Holders of a right of usufruct without voting rights do not have meeting rights.

6.5.3.	Shareholders who as a result of a right of usufruct do not have voting rights, have meeting rights.

Form of transfer of shares.

Article 6.6.

Any transfer of shares or of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by notarial deed in accordance with section 2:196 CC.

Chapter 7

Management.

Article 7.1.

7.1.1.	The company shall be managed by a managing board. The general meeting shall determine the number of managing directors. A legal entity may be appointed as managing director.

7.1.2.	Managing directors shall be appointed by the general meeting. The general meeting may at any time suspend and dismiss managing directors.

7.1.3.	In the event that one or more managing directors is prevented from acting, or in the case of a vacancy or vacancies for one or more managing directors, the remaining managing directors or the only remaining managing director shall temporarily be in charge of the management.

In the event that all managing directors are or the only managing director is prevented from acting or there are vacancies for all managing directors or there is a vacancy for the only managing director, the person designated or to be designated by the general meeting shall temporarily be in charge of the management.

In the case there are vacancies for all managing directors or there is a vacancy for the only managing director, the person as meant in the previous sentence shall as soon as possible take the necessary measures to make a definitive arrangement.

The term prevented from acting is taken to mean:

(i)     suspension;

(ii)    illness;

(iii)  inaccessibility,

in the events referred to under sub (ii) and (iii) without the possibility of contact for a period of five (5) days between the managing director and the company, unless the general meeting, where applicable, sets a different term.

Remuneration.

Article 7.2.

The general meeting shall determine the remuneration and other terms and conditions which apply to the managing directors.

Managing board. Adoption of resolutions.

Article 7.3.

7.3.1.	With due observance of these articles of association, the managing board may adopt written rules governing its internal proceedings. Furthermore, subject to the approval of the general meeting, the managing directors may divide their duties among themselves, whether or not by rule.

7.3.2.	The managing board shall meet whenever a managing director so requires. The managing board shall adopt its resolutions by an absolute majority of votes cast.

In a tie vote, the general meeting shall decide.

7.3.3.	If a managing director has a direct or indirect personal conflict of interest with the company, he shall not participate in the deliberations and the decision-making process concerned in the managing board. If as a result thereof no resolution of the managing board can be adopted, the resolution is adopted by the general meeting.

7.3.4.	The managing board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all managing directors entitled to vote have consented to adopting the resolution outside a meeting.

Articles 7.3.2 and 7.3.3 shall equally apply to adoption by the managing board of resolutions without holding a meeting.

7.3.5.	The general meeting may in a resolution to that effect and to be communicated to the managing board, resolve that clearly specified resolutions of the managing board require its approval.

7.3.6.	The managing board may not, without a mandate from the general meeting, file for bankruptcy of the company.

7.3.7.	The managing board shall adhere to the instructions of the general meeting, unless such instructions are contrary to an overriding interest of the company and its business enterprise.

Representation.

Article 7.4.

7.4.1.	The managing board, as well as each managing director acting independently, is authorised to represent the company.

7.4.2.	If all shares in the company’s share capital are held by one shareholder, legal acts of the company with such shareholder shall, if such shareholder also represents the company, be laid down in writing. The foregoing equally applies to a joint owner in a matrimonial community of property or a community of registered partnership comprising shares but does not apply to legal acts that under the conditions stipulated are in the company’s normal course of business.

7.4.3.	The managing board may grant one or more persons, whether or not employed by the company, the power to represent the company (procuratie) or grant in a different manner the power to represent the company on a continuing basis. The managing board may also grant such other titles as it may determine to persons as referred to in the preceding sentence, as well as to other persons, but only if such persons are employed by the company.

Chapter 8

General meetings.

Article 8.1.

8.1.1.	At least one general meeting shall be held during the company’s financial year, unless the matters referred to in article 8.1.2 have be decided upon in accordance with article 8.5.

8.1.2.	The agenda for this annual general meeting shall in any case include the following items:

a. if section 2:391 CC applies to the company, the consideration of the management report;

b. the adoption of the annual accounts;

c. the appropriation of profits;

d.      the discharge of managing directors for their management in the preceding financial year.

The items referred to above need not be included on the agenda if the period for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect; the sub a, b and d items referred to above need not to be included in such agenda if the annual accounts are adopted in the manner provided for in article 8.1.3.

At the annual general meeting, any other items that have been put on the agenda in accordance with article 8.2 shall be dealt with.

8.1.3.	If all shareholders are also managing directors of the company, signing the annual accounts by all managing directors counts as adoption of the annual accounts provided that all other persons entitled to attend general meetings have been given the opportunity to take note of the annual accounts and have consented to this manner of adoption. The adoption of the annual accounts referred to in the preceding sentence entails the discharge of managing directors referred to in article 8.1.2 sub d.

8.1.4.	A general meeting shall be convened whenever the managing board or a shareholder considers appropriate.

Notice.

Article 8.2.

8.2.1.	General meetings shall be held in the municipality where the company has its corporate seat or in Amsterdam, the Netherlands, or in Haarlemmermeer, the Netherlands (Schiphol Airport).

8.2.2.	Notice shall be given within the period as referred to in section 2:225 CC.

8.2.3.	If one or more of the requirements referred to in articles 8.2.1 and/or 8.2.2 have not been met, valid resolutions may only be adopted at a general meeting if all persons entitled to attend general meetings have consented thereto and the managing directors have been given the opportunity to advise prior to the adoption of the resolution.

8.2.4.	The notice shall specify the matters to be discussed as well as the date and time of the meeting. Article 8.2.3 shall equally apply to adoption of resolutions regarding matters which have not been included in the notice.

Order of the meeting.

Article 8.3.

8.3.1.	The general meeting shall appoint its chairman. The chairman shall designate the secretary.

8.3.2.	Minutes shall be kept of the business transacted at the meeting.

8.3.3.	Managing directors are authorised to attend general meetings and as such they have an advisory vote at the general meetings.

Voting arrangement; proxy.

Article 8.4.

8.4.1.	Each share confers the right to cast one vote at the general meeting.

Blank votes and invalid votes shall be regarded as not having been cast.

8.4.2.	Resolutions shall be adopted by an absolute majority of the votes cast, unless the law or the articles of association require a larger majority.

8.4.3.	The managing board may resolve that each person entitled to attend the general meeting has the right to take note of the meeting by electronic means of communication.

8.4.4.	The managing board may resolve that each person who is entitled to vote has the right to exercise his voting rights by electronic means of communication, either in person or by a proxy authorised in writing. To do so, such person must be identifiable through the electronic means of communication and be able to directly observe the proceedings at the meeting.

8.4.5.	The managing board may attach conditions to the use of the electronic means of the communication. The notice of the meeting shall set out these conditions or state where they can be consulted.

8.4.6.	Persons entitled to attend general meetings may be represented at the meeting by a proxy authorised in writing.

8.4.7.	For the purpose of articles 8.4.4. and 8.4.6., the requirement of written form shall also be met if the proxy has been recorded electronically.

Resolutions without holding a meeting.

Article 8.5.

Persons entitled to vote may adopt any resolutions which they could adopt at a meeting, without holding a meeting. The managing directors are given the opportunity to advise regarding such resolution prior to the adoption thereof.

A resolution to be adopted without holding a meeting shall only be valid if all persons entitled to attend general meetings consent thereto and furthermore provided that either in writing or in a reproducible manner by electronic means of communication such number of votes have been cast in favour of the proposal concerned as prescribed by law and/or these articles of association. The requirement of votes in writing shall also be met if the resolution, specifying how each of the persons entitled to vote has cast his vote, is laid down in writing or electronically.

Those who have adopted a resolution without holding a meeting shall forthwith notify the managing board.

Chapter 9

Financial year; annual statement of accounts.

Article 9.1.

9.1.1.	The financial year shall coincide with the calendar year.

9.1.2.	Annually, within five months after the end of each financial year—save where this period is extended by a maximum of five months by the general meeting on the basis of special circumstances—the managing board shall prepare annual accounts and shall make these available at the office of the company for inspection by the persons entitled to attend general meetings.

9.1.3.	The annual accounts shall be accompanied by the auditor’s statement referred to in article 9.2, if the assignment referred to in that article has been given, by the management report, unless section 2:391 CC does not apply to the company, and by the additional information referred to in section 2:392 subsection 1 CC, insofar as the provisions of that subsection apply to the company.

9.1.4.	The annual accounts shall be signed by all managing directors; if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons therefor.

9.1.5.	The annual accounts as prepared shall be adopted by the general meeting, unless the annual accounts as prepared have already been adopted in accordance with article 8.1.3.

Auditor.

Article 9.2.

9.2.1.	The company may give an assignment to an auditor as referred to in section 2:393 CC to audit the annual accounts prepared by the managing board in accordance with subsection 3 of such section provided that the company gives such assignment if the law so requires.

9.2.2.	The general meeting shall be authorised to give the assignment referred to above. If the general meeting fails to do so, then the managing board shall be so authorised.

9.2.3.	The assignment given to the auditor may be revoked by the general meeting and by the corporate body which has given such assignment.

The assignment may only be revoked for good reasons with due observance of section 2:393 subsection 2 CC.

9.2.4.	The auditor shall report on his audit to the managing board and shall report on the results of his examination, in an auditor’s statement, regarding the accuracy of the annual accounts.

Chapter 10

Dissolution.

Article 10.1.

10.1.1.	If the company is dissolved pursuant to a resolution of the general meeting, the managing directors shall become the liquidators of the company’s property if and to the extent that the general meeting does not appoint one or more other liquidators.

10.1.2.	After the company has ceased to exist, its books, records and other data carriers shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

Chapter 11

Transitional provision.

Article 11.1.

The first financial year shall end on the thirty-first day of December two thousand and sixteen.

This article and its heading shall lapse after expiry of the first financial year.

Finally the person appearing states:

a.	the issued share capital of the company amounts to one United States dollar (USD 1);

b.	the Incorporator subscribes for one hundred (100) shares in the share capital of the company, numbered 1 up to and including 100;

c.	the Incorporator has agreed with and on behalf of the company that it shall fully pay up its shares in cash after the company has called up the payment; at the time of signing this deed the payment on the ordinary shares amounts to zero United States dollar (USD 0);

d.	for the time being there shall be three (3) managing directors; appointed as the first managing directors are:

1.	Frank Gerardus Maria Antonius van Es, born in Heerlen, the Netherlands, on the fourteenth day of July nineteen hundred and fifty-nine;

2.	Brian Scott Nettles, born in Texas, United States of America, on the twenty-eighth day of December nineteen hundred and seventy-one; and

3.	Jimmy Schop, born in Heerjansdam, the Netherlands, on the twenty-first day of August nineteen hundred and eighty-three.

The written power of attorney is evidenced by one (1) private instrument which is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the party and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by me.